Exhibit 12

Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions)

	Nine	For the Years Ended December 31
	Months
	2002	2001	2000	1999	1998		1997

Earnings
Income before income taxes	$759	$(7,584)	$8,234	$9,854	$24,280		$10,124
Equity in net (income)/loss of affiliates plus dividends from affiliates	117	857	99	(12)	87		141
Adjusted fixed charges a/	7,387	11,277	11,316	9,388	9,161		10,896

Earnings	$8,263	$4,550	$19,649	$19,230	$33,528		$21,161

Combined Fixed Charges and Preferred Stock Dividends
Interest expense b/	$6,837	$10,894	$10,937	$9,065	$8,881		$10,559
Interest portion of rental expense c/	296	337	318	265	228		297
Preferred stock dividend requirements of majority owned subsidiaries and trusts	258	55	55	55	55		55

Fixed charges	7,391	11,286	11,310	9,385	9,164		10,911
Ford preferred stock dividend requirements d/	16	22	22	22	121		85

Total combined fixed charges and preferred stock dividends	$7,407	$11,308	$11,332	$9,407	$9,285		$10,996

Ratios
Ratio of earnings to fixed charges	1.1	f/	1.7	2.0	3.7	e/	1.9
Ratio of earnings to combined fixed charges and preferred stock dividends	1.1	f/	1.7	2.0	3.6	e/	1.9

a/	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/	One-third of all rental expense is deemed to be interest.
d/	Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.
e/	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.
f/	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.

     Prior periods have been changed.